Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 3,005,783
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

MANAGEMENT REPORT BY THE BOARD OF DIRECTORS
TO THE ORDINARY SHAREHOLDERS MEETING
HELD ON JUNE 24, 2011

To the Shareholders,

Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an Ordinary shareholders meeting to present to you the report concerning FLAMEL’s  (“the Company”) situation and business during the financial year ending on December 31, 2010 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.

In addition, we propose to you that you renew the terms of the directors for the coming year, with the exception of Mr. Frédéric Lemoine for reasons below mentioned, and that you appoint some new directors.

At the Ordinary shareholders meeting, you will hear a reading of the reports by the auditor.

The auditor reports, the annual financial statements, as well as all documents relating thereto were made available to you at the registered office under legal and regulatory conditions.

The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.

Please note that the accounting methods used to prepare the said annual financial statements are the same as the ones used for previous financial years.

I.           The Company’s activity

The financial year ending December 31, 2010 represented a satisfactory year for the Company since both our Medusa® and Micropump® drug delivery technologies continued to be improved through both internal and external research and development projects and since the Company has maintained a solid financial position.

Translated from French

In 2010, the Company’s scientists have been dedicated to executing (i) the research programs signed with partners and (ii) the fundamental internal research programs on which government funding have been obtained.

Six new feasibility agreements have been signed in 2010 such that the Company was working at the end of 2010, with eight of the top twenty-five pharmaceutical companies in the world and on twenty-six feasibility or license and development projects across both Micropump® (1 project) and Medusa® (5 projects) technology platforms.

With respect to Medusa®, the projects in development with partners have advanced. The most important of these programs continues to be the long-acting beta-interferon project undertaken with Merck Serono, which has commenced clinical trials and on which significant progress has been made. The Company received from Merck Serono €4 million in success-based milestones in 2010.

According to publicly available documents issued by pharmaceutical companies (press releases, presentations, SEC filings and financial reports), the global market for leading brands of interferon beta exceeded $6 B in 2010 and this could be a substantial product opportunity in a subcutaneously injected long-acting beta interferon.

Discussions regarding new license opportunities are still ongoing, but have proceeded more slowly than anticipated due to a variety of external factors, notably economical.

We believe that the Company’s scientific results were excellent and added considerable value to the programs that we are developing with our partners.

Data has been obtained that demonstrated the improvements that Medusa can achieve with respect to threshold issues such as protein aggregation, insolubility and stability of fragile proteins and peptides.

Clinical results have demonstrated that Micropump® technology is able to control and extend the release of small molecules in a long-acting liquid formulation. This technology is proprietary and is applicable to a wide variety of molecules that have never been formulated in this way.

The interferon-alpha Phase II trial that is being conducted by the ANRS has kept going, but advancing slower than expected due to trial enrolment as well as issues with the comparator drug (PegIntron).

Two previous studies we conducted demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck) and Peg-Intron® (pegylated interferon-alpha 2b, also marketed by Schering Plough, since acquired by Merck).  In both studies patients receiving our drug experienced fewer adverse events than those receiving the comparator treatment.  Furthermore in a study presented at the Annual Meeting for the European Association for the Study of the Liver in Milan in April 2008, the results showed a statistically significant reduction in viral load after two weeks in the group comprising genotype-1 naïve patients, and non-responder/relapsed patients, relative to comparator treatment.

We believe that the interferon alpha trial can be a great showcase for one of the many strengths of the Medusa platform.

Regarding Coreg CR, commercialized by our partner GlaxoSmithKline, the Company submitted a Citizen’s Petition in April, 2010 and the Federal Drug Administration granted our petition in part last October. As of December 31, 2010, the generic formulation submitted by the company Mutual Pharmaceuticals had not been approved.

The diversification of our revenue stream has been maintained to complement the activity and revenues generated by Coreg CR which, in 2010, represented less than 50% of our revenues. The supply agreement with GlaxoSmithKline expired on December 31, 2010 and negotiations on its renewal are ongoing. The Company is the sole supplier of microparticles to GlaxoSmithKline and anticipates that the negotiations will not have a negative impact on the Company.

The Company has maintained an aggressive approach to cost control and has challenged and reduced costs on non-core activities.

Translated from French

As a result, we believe the Company remains in a strong position due to its conservative financial approach and its number of relationships which should enable it to support programs that partners decide to pursue for development, while continuing to invest in internal research programs.

II.           Results of the financial year activity

The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.

1.	Income Statement

Revenues for fiscal year 2010 amount to 26.6 million €, compared with 37.7 million € in 2009. The 2010 revenues include 6.2 million € in product sales, 4 million € of License revenue, 8.2 million € of Research revenue and 6.8 million € in Royalties.

Payroll, including social security charges, representing 45.5 % of total operating expenses, increased by 6.2 % in 2010 to 18.9 million €, compared with 17.8 million € in 2009. This is due to the increase in staff late in 2009 to resource our ongoing partnered projects. Since mid 2010 we have sought to optimise our resources as a function of our existing projects portfolio.

Operating expenses have decreased compared with 2009 (-3%) following the reduction in product requirements from GlaxoSmithKline, generating lower production costs, and a reduction in pre-clinical costs.

Financial net income, standing at 429,903 € in 2010, results mainly from financial revenue generated by investing our available cash.  The increase in financial net income of 185,490 € is due to improved interest rates negotiated on our fixed term deposits and lower foreign exchange loss.

Net loss before taxes and extraordinary income in 2010 amounted to (14.5) million €, compared with a loss of (4.8) million € in 2009.

After accounting for an extraordinary result of 1.6 million € and of a research tax credit amounting to 5.7 million €, the net loss for the financial year was (7,158,443) € compared to a net profit of 1,270,699 € in the previous financial year.

2.	Balance sheet

Assets

Total assets as of December 2010 amounted to 59.2 million €, including 19.2 million € in Property, Plant and Equipment and 39.1 million € in current assets.

Accounts receivable as of December 31, 2010 stood at 5.6 million €.

Treasury placements totalled 17.3 million € at the end of 2010, including funds invested on the money market (5.8 million €) and fixed term deposits (11.5 million €), to be compared with 24.5 million € at the end of 2009.

Liabilities

Shareholders equity, including current year results, amounts to 42.6 million €.

Remaining liabilities amount to 16.6 million €, including 3.5 million € in accounts payable, 2.9 million € in advances from the “French government” for R&D projects, 4.7 million € in social and tax liabilities and 1.3 million € regarding an advance received in 2008 from OSEO, a French government agency, secured against Research and Development tax credits from 2007.

Translated from French

3. Capital Investments

Capital investments during the financial year amounted to 2.3 million €, mainly for the consolidation of our chemical development and injectable forms development activities at Pessac.

4.	Financing

The Company made no significant external financing transactions during the 2010 fiscal year.

The financial statements are subject to shareholders’ approval at the Ordinary shareholders meeting. (First resolution)

III.           Allocation of Earnings

The financial statements as presented to you show a net loss for the financial year of (7,158,443) €.

We propose to you to allocate this entire loss of (7,158,443) € to the retained earnings account, which, following that allocation, will amount to (103,113,395) € (Second resolution).

IV.	Dividends paid for the last three financial years and the corresponding Tax Credit

We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.

V.           Non deductible charges

During the financial year 2010 the company recorded 33,460 € in excess depreciation that is not tax-deductible.

In the 2010 financial year the company also incurred 272,808 € in Directors attendance fees that are not tax deductible.

VI.           Payment Terms :

The French law « Loi de Modernisation de l’Economie (LME) » which is applicable as of January 1, 2009, requires a reduction and harmonization of payment terms.

The new laws on maximum payment terms are applicable to all economic entities.

The payment terms applied by the Company were for the most part in compliance with the law and for the remainder, have been modified to be so.

Payment terms of accounts payable as at December 31, 2010 were as follows:

Accounts Payable as at December 31, 2010

Total Accounts Payable in k€ :	1,309 K€

Non past due Accounts Payable as of December 31, 2010

Payment Date	Amount k€
< 30 days:	95 K€
Between 31 & 60 days:	975 K€
Between 61 days & 90 days:
> 91 days:

Translated from French

Past Due Accounts Payable as of December 31, 2010

Date past due	Amount k€
< 30 days:	180 K€
Between 31 & 60 days:	15 K€
Between 61 days & 90 days:
> 91 days:	44 K€

VII.           Table of earnings for the last five financial years

Pursuant to Article R 225-102 al 2 of the French Commercial Code, you will find attached the table summarizing the company’s earnings in each of the last five financial years.
(Cf. Appendix 1)

VIII.                      Progress Made – Difficulties Encountered

As expected, earnings for 2010, together with the level of cash at the end of 2009, enabled the Company to finance its activity and its development for the year ended December 31, 2010. We believe the Company’s position in 2010, despite global economic uncertainties, has been achieved as a result of the value we offer to our partners and our careful management of costs.

The Company progressed in 2010 with the following events:

•	Continued diversification of projects portfolio.
•
Advancement of projects in development with partners, the most important one being clinical development which could create a substantial product opportunity in a subcutaneously injected long-acting beta interferon.

•	Improvement in some key ways of the Company’s two intellectual property platforms (Medusa® and Micropump®).
•	Increase of the Company’s investment in property and equipment in order to rationalize consolidation of development facilities at Pessac.
•	Maintenance of a conservative financial approach, so that the Company remains in a strong financial position.

Lack of execution of new license agreements as well as continuation of the economic crisis which lead to a reduction by large pharmaceutical companies of their investment in research and development has made 2010 a difficult year, but we believe a solid financial position has been maintained and the scientific success of the Company has been reinforced.

IX.	Goals and Prospects for the Company for 2011

Management of the Company anticipates the following developments for 2011:

-	Conversion of the programs that have yielded good scientific and clinical results into strong commercial license and development agreements.
-
Maintain the Company’s existing strategy by supporting programs that partners decide to pursue for development, while continuing to invest in internal research programs to develop the Company’s next generation technology platform.

-	Maintain a large pipeline of feasibility agreements and convert successful ones into larger scale of license and development agreements,
-	Finance as much as possible the feasibility of the Company research and development stage with partners and government grants.
-	Maintain an aggressive approach to cost controls and challenge costs on non-core activities.
-	Pursue production of CoregCR microparticles in line with GSK demand requirements.

Translated from French

We believe that future anticipated revenues and our current cash position together with strict prioritization of costs should allow the company to finance its activity and development for the current financial year.

X.           The Company’s research and development activities

The Company’s two technology platforms Medusa® and Micropump® have been significantly reinforced during the 2010 financial year:

Micropump®:
Clinical results have been obtained which show that the Micropump® technology is able to control and extend the release of small molecules in long acting liquid formulations.
Projects with partners on other applications are ongoing.

Medusa®:
The Medusa® technology has demonstrated its improvements with important issues such as protein aggregation, insolubility and stability of fragile proteins and peptides.
Projects with partners are ongoing.

XI.           Employees

As of 31 December 2010, there were 288 employees.

XII.           Capital

As of December 31, 2010, the Company’s capital stood at 3,005,783 €, consisting of 24,645,650 shares at a nominal amount of 0.12196 €, as a result of three capital increases (Cf appendix 2).

-	The first as a result of the definitive grant as of May 4, 2010 of 40,000 shares following the grant of free shares to employees in April 3, 2008 for 4,878.4 €.
-	The second as a result of the definitive grant as of December 06, 2010 of 205,050 shares following the grant of free shares to employees in December 10, 2008 for 24,398 €.
-	The third, acknowledged by the Board of Directors on March 2, 2011 for 7,683.48 €, resulting from the issue of 63,000 shares subsequent to exercise of 63,000 stock options.

A total of 97.5 % of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York).

XIII.                      Management of the Company and its board

The duration of the term as a company director of Messrs Elie Vannier, Frédéric Lemoine, Lodewijk J. R. de Vink, John L. Vogelstein, Francis J.T. Fildes and Stephen H. Willard expires at the end of the Ordinary shareholders meeting to which you are invited.

We inform you that Mr Frédéric Lemoine has resigned from his function as Chairman of the Audit Committee during its meeting on May 6, 2011 and has also informed management and members of the Board that he cannot accept reappointment to his office as director, as his main activities are henceforth consuming his fulltime attention.
As a result he has expressed the wish not to be renewed in his office as director of the Company.

Translated from French

Consequently, we propose to you to renew the terms for all Directors, except Mr. Frédéric Lemoine, who we thank for his work as director of the Company and Chairman of the Audit Committee.

The directors’ office will be renewed for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2011. (Third to seventh resolution)

We are also delighted to propose to you to appoint three new directors:
-
Mr. Craig Stapleton who was the ambassador to France from the United States from 2005 to 2009. Ambassador Craig Stapleton has had a very distinguished business career, and also serves as lead director of Abercrombie and Fitch.

-
Mrs Catherine Bréchignac who is graduated, PhD in Physics and research director in French “Ecole Normale Supérieure”. She is also the Permanent Secretary of French National Academy of Sciences, member of American Academy of Arts & Sciences, French Ambassador for sciences and technology and former President of NCRS.

-
Mr Guillaume Cerutti who is graduated from the French “Ecole Nationale d’Administration”(ENA) and began his career as civil servant at the Ministry of Finance and Economy (Inspection Générale des Finances). Since 2007, he is Chairman and Chief Executive Officer of Sotheby’s France.

We propose to you to appoint Ambassador Craig Stapleton, Mrs Catherine Bréchignac and Mr Guillaume Cerutti as Directors for (1) year until the next Ordinary Shareholders Meeting to be held to approve the financial statements for the financial year ending on December 31, 2011. (Eighth to tenth resolution).

Ambassador Craig Stapleton, Mrs Catherine Bréchignac and Mr Cuillaume Cerutti’s full résumés are available at the head office of the Company and on the Company’s Website.

XIV.           Determination of the directors’ attendance fees

In view of the Directors’ participation and the level of their responsibilities, we propose to you that the amount of four hundred fifty five thousand € (455,000) be assigned to the Board of Directors as annual attendance fees, being the same proportional amount compared with previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors. (Eleventh resolution)

We also propose that the Directors be allowed to acquire a maximum of three hundred fifty thousand (350,000) autonomous stock warrants (BSA). (Fourteenth resolution)

XV.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents

1.	Mr. Elie Vannier, Chairman of the Board of directors
Mr Vannier is also Director of Ingénico, Famar, Conbipel and Compagnie Européenne de Téléphonie, and Deputy Chairman of the Supervisory Board of Groupe Loret

2.	Mr. Stephen H. Willard, Chief Executive Officer
Mr Willard is also Director of ETRADE Financial Corporation.

3.	Mr. Frédéric Lemoine, Director
Mr Frédéric Lemoine is also Chairman of the Executive Board of Wendel and Director of Groupama, Director of Bureau Veritas, Legrand and Saint Gobain

Translated from French

4.	Mr. John L. Vogelstein, Director

Mr John L. Vogelstein is also Senior Advisor of Warburg Pincus LLC and Chairman of New Providence Asset Management.  He is also Chairman of the New York City Ballet, Chairman of Prep for Prep, Vice Chairman of the Overseers Board of The Leonard N. Stern School of Business at New York University, Chairman of Third Way, Director of the Jewish Museum and Chairman at Christie’s Advisory Board.

5.	Mr. Lodewijk J. R. de Vink, Director
Mr Lodewijk J. R. de Vink is also Director of Alcon and Roche, member of the European Advisory Council of Rothschild, Director and member of Sotheby’s International Advisory Board.

6.	Mr. Francis J.T. Fildes, Director
Mr. J.T. Fildes was also a Director of ProStrakan Pharmaceuticals Group PLC and is Director of Fildes Partners Ltd, and a fellow of the “Royal Society of Medecine and the Royal Society of Chemistry”.

XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce

Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.

We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (Twelfth resolution)

XVII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control

Our company holds 100% of its Flamel Technologies Inc. subsidiary.

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan

As of December 31, 2010, employees directly held 546,255 shares in the company, representing 2.2% of the capital.

We remind you that the Board of Directors decided:

1/On May 4, 2010, to acknowledge issuance of 40 000 shares to two beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on April 3, 2008 on the basis of a delegation of power that you granted on May 15, 2077. The share capital was effectively increased by 40 000 shares.

2/On December 06, 2010:
❖
To acknowledge issuance of 205,050 shares to 110 beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on December 10, 2008 on the basis of a delegation of power that you granted on October 24, 2005, May 15, 2007 and June 3, 2008. The share capital was effectively increased by 200,050 shares, since the acquisition period of 5,000 of the 205,050 shares is four years because the free shares were granted to non French tax resident employee.

Translated from French

❖
To grant 230,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on June 3, 2008, June 24, 2009 and June 25, 2010. The conditions for allocating the said free shares provide:

-
Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation the shares must be held for a further two years period at the end of which they may be transferred without limitation except with respect to transaction windows.

-
Regarding non French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the beneficiary still being an employee at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.

XIX.	Important events occurring between the end of the financial year and the date of the present report

We believe that no major event has occurred between January 1, 2011 and the date of this report which would have a material impact on the annual accounts for the 2010 fiscal year.

Nevertheless, we remind you that the Board of Directors acknowledged a share capital increase of 7,683.48 Euros on March 2, 2011 as a result of the exercise of 63,000 stock options, thus bringing share capital to 3,005,783 Euros (see XII).

Moreover, in March 2011, we received notice that Lupin Pharmaceuticals filed a New Drug Application for a generic formulation of Coreg CR. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of a patent associated with CoregCR.

The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.

On behalf of the Board of Directors

Caution: The foregoing document is subject to the “forward looking statement language” available on the Company Website.

Translated from French

APPENDIX 1

TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS
Fiscal year ending December 31, 2010

FINANCIAL RESULTS OF LAST FIVE YEARS

Montant en euros

	31/12/2006	31/12/2007	31/12/2008	31/12/2009	31/12/2010
a) Share Capital	2 925 755,11	2 933 194,62	2 951 947,15	2 968 823,50	3 005 783,48
b) Number of Ordinary Shares	23 990 590	24 051 590	24 205 350	24 342 600	24 645 650
c) Number of Preference Shares					
d) Maximum number of shares to be issued by : - Bond Issue - Exercise of Stock Options and Warrants and issue of Free Shares	4 013 250	3 947 800	3 725 357	4 341 840	4 370 990
SHARE CAPITAL					
a) Revenues	18 688 260,16	31 260 019,88	23 781 681,19	36 521 247,22	25 324 364,68
b) Income before taxes, depreciation and provisions	-17 441 621,37	-13 370 141,82	-7 378 250,04	1 218 053,54	-9 477 166,03
c) Income Tax (Tax Credit)	-1 687 151,21	-1 699 714,96	-4 663 240,07	-4 742 258,00	-5 720 673,00
d) Employee's Profit-Sharing					
e) Income after taxes, profit sharing, depreciation and provisions	-17 259 531,76	-17 494 103,08	-5 226 231,48	1 270 699,14	-7 158 443,00
f) Profit Distribution					
ANNUAL OPERATIONS AND EARNINGS					
a) Income after tax and profit sharing and before depreciation and provisions	-0,66	-0,49	-0,11	0,24	-0,15
b) Income after tax, profit-sharing, depreciation and provisions	-0,72	-0,73	-0,22	0,05	-0,29
c) Dividend per share					
EARNINGS PER SHARE					
a) Average number of employees	302	331	285	299	301
b) Payroll Costs	11 368 518,68	13 100 279,60	11 678 122,25	12 155 475,20	12 888 143,45
c) Social tax costs	6 321 735,63	5 892 622,28	5 278 445,72	5 634 990,17	5 991 371,53
PERSONNEL COSTS

/div>

Translated from French

APPENDIX 2

REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN EXTRAORDINARY SHAREHOLDERS MEETING TO THE BOARD		IMPLEMENTATION BY THE BOARD
Date	Nature	Date	Nature	Share capital increase	Approval by Board of Directors
May 10, 1996	Stock-options « plan 96 » 1,000,000 securities Capital increase of € 121,959	April 30, 2010	Exercised options 40,000	€ 4,878.40	March 2, 2011
Nov 20, 2000	1, 000,000 Stock-option « plan 2000 » Capital increase of € 121,959	Nov 23, 2010	Exercised options 3,000	€ 365.88	March 2, 2011
Dec 19, 2001	Stock-options « plan 2001 » 750,000 securities Capital increase of € 91,469	Dec 21, 2010	Exercised options 20,000	€ 2,439.20	March 2, 2011
Feb 18, 2003	Stock-options« plan 2003 » 1,000,000 securities Capital increase of € 121,959
Nov 7, 2003	Stock-options« plan 2004 » 1,000,000 securities Capital increase of €121,960
March 4, 2005	Issue of 40,000 warrants Capital increase of €4,878 Stock-options “plan 2005” 1,500,000 securities Capital increase of €182,940
Oct 24, 2005	Issue of 250,000 warrants Capital increase of €30,490 200,000 free shares Capital increase of €24,392	Dec 06, 2010	Effective allocation of 7,800 free shares attributed on Dec 10, 2008	€ 951.288	Dec 06, 2010
June 12, 2006	Issue of 150,000 warrants Capital increase of €18,294
May 15, 2007	500,000 stock-options “Plan 2007” Capital increase of €60,980 200,000 free shares Capital increase of €24,392 Issue of 150,000 warrants Capital increase of €18,294	May 4, 2010 Dec 06, 2010	Effective allocation of 40,000 free shares attributed on April 3, 2008 Effective allocation of 124,800 free shares attributed on Dec 10, 2008	€ 4,878.40 € 15,220.6	May 4, 2010 Dec 06, 2010
June 3, 2008	200,000 free shares Capital increase of €24,392 Issue of 250,000 warrants Capital increase of €30,490	Dec 06, 2010	Effective allocation of 67,450 free shares attributed on Dec 10, 2008	€ 8,226.2	Dec 06, 2010
June 24, 2009	200,000 free shares Capital increase of €24,392 Issue of 250,000 warrants Capital increase of €30,490
June 25, 2010	750,000 stock options “plan 2010” Capital increase of €91,470 200,000 free shares Capital increase of €24,392 Issue of 250,000 warrants Capital increase of €30,490